Issuer Free Writing Prospectus
Filed by: Orchid Island Capital, Inc.
Pursuant to Rule 433 under the Securities Act of 1933
Relating to Preliminary Prospectus, Dated July 21, 2011
Registration No.: 333-173890
Dated July 21, 2011
ORCHID ISLAND CAPITAL, INC.
     This free writing prospectus is being filed to advise you of the availability of a revised preliminary prospectus, dated July 21, 2011 (the “Revised Preliminary Prospectus”), included in Amendment No. 3 to the Registration Statement on Form S-11 (File No. 333-173890) of Orchid Island Capital, Inc. (the “Company”), as filed with the Securities and Exchange Commission on July 21, 2011 (as so amended, the “Registration Statement”), relating to the Company’s proposed offer and sale of shares of its common stock, and to provide you with a hyperlink to the current version of the Registration Statement. This free writing prospectus relates only to the securities described in the Registration Statement, is only a summary of the changes included in the Revised Preliminary Prospectus and should be read together with the Revised Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 25 of the Revised Preliminary Prospectus. References to “we,” “us,” “our” and “our company” are used in the manner described in the Revised Preliminary Prospectus.
     To review the Revised Preliminary Prospectus included in the Registration Statement, click the following link on the SEC Web site: http://www.sec.gov/Archives/edgar/data/1518621/000095012311067109/w82481a3sv11za.htm (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site at www.sec.gov).
     Our Central Index Key, or CIK, on the SEC Web site is 0001518621.
     Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or determined if this issuer free writing prospectus or the Revised Preliminary Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Revised Proposed Terms of Initial Public Offering

Stock Exchange Listing	We intend to list our common stock on the NYSE Amex under the symbol “ORC.”

Number of Shares of Common Stock to be Offered in the Initial Public Offering	5,200,000 shares

Option to Purchase Additional Shares	780,000 shares

Estimated Price per Share to Public	$8.00

Estimated Net Proceeds (after deduction of the portion of the estimated offering expenses payable by us and the portion of the underwriting discount and commissions payable by us)	$41,184,000

Shares Outstanding After the Initial Public Offering	6,263,830 shares

Bimini’s Beneficial Ownership After the Initial Public Offering	1,063,830 shares (16.98% of the outstanding shares of our common stock upon completion of this offering, or 15.10% if the underwriters exercise their option to purchase additional shares in full).

Number of Shares to be Issued in the Stock Dividend	6.0922 shares for each outstanding share of common stock.

Warrants to be purchased by Bimini	Concurrently with this offering, we intend to sell in a separate private placement to Bimini warrants to purchase an aggregate of 2,655,000 shares of our common stock. The aggregate purchase price of such warrants will be $1,248,000.

Revised As Adjusted Capitalization
          The following table sets forth our capitalization as of March 31, 2011:
     • On an actual basis;
     • On an as adjusted basis to give effect to (i) the sale of 5,200,000 shares of our common stock in this offering, at an assumed public offering price of $8.00 per share, and after deducting the portion of the underwriters’ discounts and commissions payable by us and estimated offering expenses payable by us, (ii) the issuance of 1,063,830 shares of our common stock sold to Bimini for $15.0 million in cash (after giving effect to the stock dividend of 6.0922 shares for each share of common stock that we will effect prior to the completion of this offering, or the Stock Dividend), (iii) the sale of warrants to purchase 2,655,000 shares of our common stock in the concurrent private placement for an aggregate purchase price of $1,248,000 and (iv) the Stock Dividend.
     You should read this table together with “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	March 31, 2011
		As
	Actual	Adjusted(1)(2)
STOCKHOLDERS’ EQUITY:
Common stock, $0.01 par value; 1,000,000 shares authorized; 75,000 shares subscribed, actual; 500,000,000 shares authorized, as adjusted; 6,263,830 shares issued and outstanding, as adjusted	$750	$62,638
Preferred stock, $0.01 par value; no shares authorized; no shares outstanding, actual; 100,000,000 shares authorized and no shares issued and outstanding, as adjusted	—	—
Additional paid in capital	7,499,250	56,121,362
(Accumulated deficit) Retained earnings	(14,082)	(14,082)
TOTAL STOCKHOLDERS’ EQUITY(3)	$7,485,918	$56,169,918

(1)	The number of shares of common stock to be outstanding immediately after the closing of this offering and the concurrent private placement includes (i) 1,063,830 shares of our common stock that will be held by Bimini upon completion of this offering, and (ii) 5,200,000 shares of common stock to be sold in this offering. Does not include a maximum 4,000,000 shares of common stock reserved for issuance under our 2011 Equity Incentive Plan, with grants under such plan subject to a cap of an aggregate of 10% of the issued and outstanding shares of our common stock (on a fully-diluted basis) at the time of each award.

(2)	Does not include the underwriters’ option to purchase up to an additional 780,000 shares of common stock. Also does not include 2,655,000 shares of common stock issuable upon exercise of the warrants issued to Bimini in the concurrent private placement, however, as adjusted additional paid-in capital does include the $1,248,000 aggregate purchase price of such warrants. Each warrant will have an exercise price of 110% of the price per share of the common stock sold in this offering, will be immediately exercisable and will expire seven years from the completion of the offering.

(3)	A $1.00 increase (decrease) in the assumed initial public offering price of $8.00 per share would increase (decrease) total stockholders’ equity by approximately $5.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and the underwriters do not exercise their option to purchase 780,000 additional shares of our common stock, and after deducting the portion of the underwriters’ discount payable by us and estimated offering expenses payable by us.

Revised Dilution
     Our net tangible book value as of March 31, 2011 was approximately $7.5 million, or $99.81 per share of our common stock subscribed. Net tangible book value per share represents the amount of our total tangible assets minus our total liabilities, divided by the aggregate shares of our common stock outstanding (or subscribed for). After giving effect to (i) the sale of 5,200,000 shares of our common stock in this offering at an assumed initial public offering price of $8.00 per share, and after deducting the portion of the underwriting discounts and commissions payable by us and estimated offering expenses payable by us and (ii) the sale of warrants to purchase 2,655,000 shares of our common stock in the concurrent private placement for an aggregate purchase price of $1,248,000, our as adjusted net tangible book value on March 31, 2011 would have been approximately $56.2 million, or $8.97 per share. This amount represents an immediate increase in net tangible book value of $0.97 per share to new investors who purchase our common stock in this offering at an initial public offering price of $8.00. The following table shows this immediate per share dilution:

Public offering price per share	$8.00

Net tangible book value per share subscribed for on March 31, 2011, before giving effect to this offering and the concurrent private placement	$99.81

As adjusted net tangible book value per share of common stock on March 31, 2011, after giving effect to the additional investment of $7.5 million in cash and the Stock Dividend (1,063,830 shares outstanding, as adjusted)	$14.09

Decrease in net tangible book value per share attributable to this offering and the concurrent private placement	$5.12

As adjusted net tangible book value per share on March 31, 2011, after giving effect to this offering and the concurrent private placement	$8.97

Accretion in as adjusted net tangible book value per share to new investors	$0.97
     A $1.00 increase (decrease) in the assumed initial public offering price of $8.00 per share would increase (decrease) our adjusted net tangible book value by approximately $5.0 million, would increase (decrease) our adjusted net tangible book value per share by $0.80 and would (decrease) increase the accretion per share to new investors by $(0.20), assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and the underwriters do not exercise their over-allotment option to purchase an additional 780,000 shares of our common stock, and after deducting the portion of the underwriting discounts and commissions payable by us and estimated offering expenses payable by us.
     The following table summarizes, on the as adjusted basis described above as of March 31, 2011, the differences between the average price per share paid by our existing stockholder and by new investors purchasing shares of common stock in this offering at an initial public offering price of $8.00 per share, before deducting the portion of the underwriting discounts and commissions payable by us and estimated offering expenses payable by us in this offering:

					Average Price Per
	Shares Purchased(1)		Total Consideration		Share(2)
	Number	%	Amount	%
Shares purchased by existing stockholder	1,063,830	16.98%	$15,000,000	26.50%	$14.10
New Investors(3)	5,200,000	83.02%	41,600,000	73.50%	8.00

Total(3)	6,263,830	100.00%	56,600,000	100.00%

(1)	Assumes no exercise of the underwriters’ option to purchase an additional 780,000 shares of our common stock.

(2)	The average price per share for shares purchased by the existing stockholder gives effect to the issuance of 913,830 shares of our common stock to Bimini pursuant to the Stock Dividend that will occur immediately prior to the completion of this offering. The actual average price per share for shares purchased by Bimini was $100.00.

(3)	A $1.00 increase (decrease) in the assumed initial public offering price of $8.00 per share, would increase (decrease) total consideration paid by new investors and total consideration paid by all investors by $5.2 million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and the underwriters do not exercise their over-allotment option to purchase an additional 780,000 shares of our common stock, and before deducting the portion of the underwriting discounts and commissions payable by us and estimated offering expenses payable by us.

     If the underwriters fully exercise their option to purchase an additional 780,000 shares of our common stock, the number of shares of common stock held by the existing stockholder will be reduced to 15.10% of the aggregate number of shares of common stock outstanding after this offering, and the number of shares of common stock held by new investors will be increased to 5,980,000, or 84.90% of the aggregate number of shares of common stock outstanding after this offering.
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by clicking on the link above. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-888-603-5847.